As filed with the Securities and Exchange Commission on December 13, 2000

                                                    1933 Act File No.  333-51466
                                                    1940 Act File No. 811-08953

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-2
                        (Check appropriate box or boxes)

[X]      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[_]      Pre-Effective Amendment No. __________

[_]      Post-Effective Amendment No.  __________

                  and

[X]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY  ACT OF 1940
[X]      Amendment No. 7

                           Liberty Floating Rate Fund
             (formerly Liberty-Stein Roe Advisor Floating Rate Fund)
          Exact Name of Registrant as Specified in Declaration of Trust

                              One Financial Center
                           Boston, Massachusetts 02111
                     Address of Principal Executive Offices
                     (Number, Street, City, State, Zip Code)

                                 (800) 338-0593
               Registrant's Telephone Number, including Area Code


           Kevin M. Carome                              Cameron S. Avery
      Executive Vice-President                       Bell, Boyd & Lloyd LLC
     Liberty Floating Rate Fund                70 W. Madison Street, Suite 3300
        One Financial Center                             Chicago, IL 60602
          Boston, MA 02111

           Approximate Date of Proposed Public Offering: December 13, 2000

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

   It is proposed that this filing will become effective (check appropriate box)

     [_] when declared  effective  pursuant to section 8(c)
     [X] immediately upon filing  pursuant  to  paragraph  (b) of Rule 486
     [ ] on (date)  pursuant to paragraph  (b) of Rule 486
     [_] 60 days after  filing  pursuant to paragraph
     (a) of Rule 486 [_] on(date) pursuant to paragraph (a) of Rule 486

     [_] This  post-effective  amendment  designates a new effective  date for a previously filed registration statement.
     [_] The Form is filed to  register  additional  securities  for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement is
         ________.

         The Registration Statement incorporates a combined prospectus pursuant to Rule 429 which relates to earlier registration statements filed by the Registrant on August 18, 1998, as amended to date (File No. 333-61751 - Class Z Shares) and September 15, 1999, as amended to date (File No. 333-87177 - Class A, B and C Shares).



               CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


                                                                        Proposed Maximum
  Title of Securities Being         Amount         Proposed Maximum        Aggregate           Amount of
         Registered            Being Registered   Offering Price Per   Offering Price      Registration Fee

                                                  Unit


 Common Shares of Beneficial
          Interest
           Class A              20,000,000(1)           $9.90             $198,000,000       $52,272.00(3)
           Class B              15,000,000(1)           $9.90             $148,500,000       $39,204.00(3)
           Class C              20,000,000(1)           $9.90             $198,000,000       $52,272.00(3)

 Common Shares of Beneficial
          Interest
           Class A              10,000,000(2)           $10.07            $100,700,000       $27,994.60(4)
           Class B              10,000,000(2)           $10.07            $100,700,000       $27,994.60(4)
           Class C              10,000,000(2)           $10.07            $100,700,000       $27,994.60(4)
           Class Z              10,000,000(2)           $10.00            $100,000,000       $29,500.60(4)

(1) Currently being registered.
(2) Previously registered.
(3) Calculated pursuant to Rule 457(d) based on the net asset value per share of $9.90 as of December 1, 2000.
(4) Estimated  solely  for  the  purpose  of calculating the registration fee.


         This Registration Statement has also been signed by Stein Roe Floating Rate Limited Liability Company.

         Registrant's prospectus (Class Z) and statement of additional information (Class Z) dated November 1, 1999 (each as supplemented) as filed with the Securities and Exchange Commission ("SEC") on August 18, 1998 as amended to date (File Nos. 333- 61751 and 811-08953) and Registrant's prospectus (Class A, B and C) and statement of additional information (Class A, B and C) dated November 1, 1999 (each as supplemented) as filed with the SEC on September 15, 1999 (File Nos. 333-87177 and 811-08953) are incorporated into this filing by reference.

                           LIBERTY FLOATING RATE FUND
  Cross reference sheet pursuant to rule 495(a) of Regulation C

Item No.                     Location or caption

References are to captions within the part of the registration statement to which the particular item relates except as otherwise indicated

                      Part A (Prospectus)

1.  Outside Front Cover      Cover Page

2.  Cover Pages; Other       Cover Page; Outside Back Cover
    Offering Information

3.  Fee Table and Synopsis   Fund Expenses; Prospectus Summary

4.  Financial Highlights     Financial Statements

5.  Plan of Distribution     Cover Page; Use of Proceeds; How
                               to Purchase Shares

6.  Selling Shareholders     Not applicable

7.  Use of Proceeds          Use of Proceeds; Investment
                             Objective and Policies; How the
                             Portfolio Invests; Special Risk
                             Considerations; Other Investment
                             Practices

8.  General Description of
    the Registrant           Prospectus Summary; The Fund;
                             Investment Objectives and Policies;
                             How the Portfolio Invests; Special
                             Risk Considerations; Other
                             Investment Practice; How to
                             Purchase Shares; Organization and
                             Description of Shares; Master
                             Fund/Feeder Fund: Structure and
                             Risk Factors

9.  Management               Management of the Fund;
                             Organization and Description of
                             Shares; Master Fund/Feeder Fund:
                           Structure and Risk Factors

10. Capital Stock; Long-     The Fund; Distributions and Income
    Term Debt and Other      Taxes; Periodic Repurchase Offers;
    Securities               Organization and Description of
                             Shares

11. Defaults and Arrears on
    Senior Securities        Not applicable

12. Legal Proceedings        Not applicable

13. Table of Contents of     Table of Contents of Statement
    the Statement of         of Additional Information
    Additional Information

           Part B (Statement of Additional Information)

14. Cover Page               Cover Page

15. Table of Contents        Table of Contents

16. General Information
    and History              Not applicable

17. Investment Objective
    and Policies             Investment Policies; Portfolio
                           Investments and Strategies;
                             Investment Restrictions

18. Management               Management

19. Control Persons and
    Principal Holders of
    Securities               Principal Shareholders

20. Investment Advisory and
    Other Services           Investment Advisory and Other
                             Services; Bookkeeping and Accounting;
                             Distributor; Transfer Agent;
                             Custodian

21. Brokerage Allocation
    and Other Practices      Portfolio Transactions

22. Tax Status               Additional Income Tax Considerations

23. Financial Statements     Financial Statements

                  Part C (Other Information)

24   Financial Statements and Exhibits

25   Marketing Arrangements

26   Other Expenses of Issuance and Distribution

27   Persons Controlled By or Under Common Control With
     Registrant

28   Number of Holders of Securities

29   Indemnification

30   Business and Other Connections of Investment Adviser

31   Location of Accounts and Records

32   Management Services

33   Undertakings

                           Liberty Floating Rate Fund
                    Supplement to November 1, 1999 Prospectus
                             Class A, B and C Shares

The prospectus is amended as follows:

1. All references in the prospectus to the number of Shares of each class of the Fund registered with the SEC are amended to reflect the registration of an additional shares of 20,000,000 for Class A, 15,000,000 for Class B and 20,000,000 for Class C, bringing the total number of registered shares of each class to 30,000,000 for Class A, 25,000,000 for Class B and 20,000,000 for Class C.

2.       The table on the inside front cover is deleted and revised as follows:

                                Price to Public(1)           Maximum Sales Load(2)        Proceeds to Fund(3)
Per Class A Share               $9.90                        $0.35                        $9.55
   Total                        $198,000,000                                              $191,000,000
Per Class B Share               $9.90                        None                         $9.90
   Total                        $148,500,000                                              $148,500,000
Per Class C Share               $9.90                        None                         $9.90
   Total                        $198,000,000                                              $198,000,000

(1) The shares are offered on a best efforts basis at a price equal to net asset value. The shares are offered continuously. The minimum initial purchase is $2,500. No arrangements have been made to place the funds in an escrow, trust or similar arrangement. As of Dec. 1, 2000, net asset value per share of the Fund was $9.90.

(2) The maximum initial sales load on Class A shares is 3.5% of the public offering price. Class B and Class C shares are not subject to an initial sales load but are subject to an early withdrawal charge. Class A, B and C shares are subject to a distribution fee and a service fee. Liberty Funds Distributor, Inc. (Distributor) will pay all sales commissions to authorized dealers from its own assets.

(3)  Assumes the sale of all shares registered hereby.



3.      The paragraph under "USE OF PROCEEDS" is deleted and revised as follows:

         The net proceeds from the sale of shares offered hereby will be invested typically within 30 days after receipt, in accordance with the Fund's investment objective and policies. Pending investment by the Portfolio, the proceeds may be invested in high quality, short-term securities, and the Portfolio may not achieve its objective during this time. The estimated offering expenses in connection with this Registration Statement are $251,829.40.

4.       The lead in and the table at the bottom of page 38 is deleted and revised as follows:
As of November 30, 2000, the following shares of the Fund were outstanding:
------------------------------- -------------- ----------------------------- ----------------------------

                                                                                     (4)
                                     (2)                   (3)                   Amount Outstanding
             (1)                   Amount       Amount held by Fund or for    Exclusive of Amount Shown
        Title of Class           Authorized            its Account                    Under (3)
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class A                         Unlimited                   0                      18,457,736
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class B                         Unlimited                   0                      13,419,523
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class C                         Unlimited                   0                      15,483,004
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class Z                         Unlimited                   0                         806,185
------------------------------- -------------- ----------------------------- ----------------------------


                           Liberty Floating Rate Fund
                    Supplement to November 1, 1999 Prospectus
                                 Class Z Shares

The prospectus is amended as follows:

The lead in and the table at the bottom of page 38 is deleted and revised as follows:

As of November 30, 2000, the following shares of the Fund were outstanding:
------------------------------- -------------- ----------------------------- ----------------------------

                                                                                         (4)
                                     (2)                   (3)                   Amount Outstanding
             (1)                   Amount       Amount held by Fund or for    Exclusive of Amount Shown
        Title of Class           Authorized            its Account                    Under (3)
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class A                         Unlimited                   0                      18,457,736
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class B                         Unlimited                   0                      13,419,523
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class C                         Unlimited                   0                      15,483,004
------------------------------- -------------- ----------------------------- ----------------------------
------------------------------- -------------- ----------------------------- ----------------------------
Class Z                         Unlimited                   0                         806,185
------------------------------- -------------- ----------------------------- ----------------------------


STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY

INVESTMENT PORTFOLIO

August 31, 2000
(In thousands)



VARIABLE RATE SENIOR LOAN
INTERESTS(A)(B) - 93.1%                 PAR      VALUE
--------------------------------------------------------

AEROSPACE/DEFENSE - 0.9% DeCrane Aircraft Holdings, Inc:
  Term B                      9/30/05  $2,958   $  2,967
  Term C                      4/30/06   1,496      1,506
                                                --------
                                                   4,473
                                                --------

AUTOMOTIVE - 5.6% Blackstone Capital Co.,
  Term                       11/28/00   1,514      1,511
Blackstone Wasserstein Holdings,
  Term                       11/28/00   1,486      1,484
Dura Operating Corp.
  Term B                      3/31/06   5,000      5,002
J.L. French Automotive,
  Term B                     10/21/06   1,569      1,574
Key Plastics, Inc.,
  Term B                      3/15/06   1,474      1,128
Meridian Automotive Systems, Inc.,
  Term B                      3/31/07   6,000      6,009
Ontario Ltd.,
  Term B                      8/10/07   3,000      2,992
Stoneridge, Inc.,
  Term B                     12/31/05   1,970      1,984
Tenneco Automotive Inc.,
  Term B                      9/30/07   2,500      2,472
  Term C                      3/31/09   2,500      2,472
Venture Holdings Co., LLC
  Term B                       4/1/05   1,980      1,952
                                                --------
                                                  28,580
                                                --------

BROADCASTING - 1.8% Comcorp Broadcasting, Inc.,
  Term B                      6/30/07   1,338      1,337
Cumulus Media, Inc.,
  Term B                      9/30/07   1,500      1,500
  Term C                      2/28/08   1,000      1,000
White Knight Broadcasting,
  Term B                      6/30/07   1,365      1,364
Young Broadcasting Inc.,
  Term B                     12/31/06   4,000      4,027
                                                --------
                                                   9,228
                                                --------





                                        PAR      VALUE
--------------------------------------------------------
--------------------------------------------------------

BUILDING & REAL ESTATE - 2.4% Formica Corp.
  Term B                      4/30/06  $2,992   $  3,007
Juno Lighting,
  Term B                     11/30/06   1,153      1,152
Tapco International Corp.,
  Term B                      6/23/07   3,094      3,092
  Term C                      6/23/08   1,856      1,855
Therma-Tru Holdings, Inc.,
  Term B                       5/9/07   2,985      2,985
                                                --------
                                                  12,091
                                                --------

BUSINESS SERVICES - 2.4%
Encompass,
  Term C                      5/10/07   4,489      4,489
NATG Holdings LLC,
  Term B                     12/14/06   3,914      3,926
  Term C                      6/30/07   4,000      4,009
                                                --------
                                                  12,424
                                                --------

CABLE/TELEVISION - 3.0% Century Cable Holdings, LLC.,
  Term B                      6/30/09   4,500      4,511
Charter Communications Operating, LLC.,
  Incremental Term B         12/30/08   4,500      4,483
RCN Corp.,
  Term B                       6/3/07   6,000      6,068
                                                --------
                                                  15,062
                                                --------

CHEMICALS - 3.3% Huntsman ICI Chemicals, LLC.:
  Term B                      6/30/07   2,970      2,993
  Term C                      6/30/08   5,774      5,818
Lyondell Chemical Co.,
  Term B                      6/30/05   1,490      1,513
  Term E                      5/17/06   6,449      6,708
                                                --------
                                                  17,032
                                                --------

CONSUMER SERVICES - 0.7% AMF Bowling Worldwide, Inc.,
  Axel A                      3/31/02      84         76
  Axel A-1                    3/31/03   2,539      2,240
  Axel B                      3/31/03   1,330      1,175
                                                --------
                                                   3,491
                                                --------




See notes to investment portfolio.

 4
         7
 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 INVESTMENT PORTFOLIO (CONTINUED)




                                        PAR      VALUE
--------------------------------------------------------

CONSUMER SPECIALTIES - 2.1%
American Safety Razor,
  Term B                      4/30/07  $1,472   $  1,479
Doane Pet Care Co.,
  Term B                     12/31/05   1,496      1,501
Jostens, Inc.,
  Term B                      5/31/08   4,000      4,009
Weight Watchers International,
  Term B                      9/29/06     461        463
  Term B-1                    9/29/06   3,519      3,534
                                                --------
                                                  10,986
                                                --------
CONTAINER/PACKAGING - 1.4% Gaylord Container Corp.,
  Term                        6/19/04   4,795      4,811
Huntsman Packaging Corp.,
  Term B                      5/31/08   2,500      2,453
                                                --------
                                                   7,264
                                                --------
DIVERSIFIED COMMERCIAL SERVICES - 2.1% Concentra Operating Corp.,
  Term B                      6/30/06   2,650      2,493
  Term C                      6/30/07   1,325      1,246
EPS Solutions Corp.,
  Term A                      6/14/01     716        718
Outsourcing Solutions, Inc.,
  Term B                      5/31/06   5,972      5,986
                                                --------
                                                  10,443
                                                --------

DIVERSIFIED MANUFACTURING - 6.1% Flowserve Corp.,
  Term B                      6/30/08   5,500      5,531
Freedom Forge Corp.,
  Term                       12/17/04   1,087      1,086
General Cable Corp.,
  Term B                      5/27/07     724        722
Gentek Inc.,
  Term C                     10/31/07   5,000      5,025
Jason Inc.,
  Term B                      6/30/07   4,500      4,522
MTD Products Inc.,
  Term B                      6/20/07   3,500      3,473
Polymer Group, Inc.,
  Term C                      9/30/08   2,500      2,507
Polypore, Inc.,
  Term B                     12/31/06   2,000      2,005
SPX Corp.,
  Term A                      9/30/04   1,830      1,832





                                        PAR      VALUE
--------------------------------------------------------

Superior Telecom,
  Term B                     11/27/05  $1,932   $  1,919
Tekni-Plex Inc.,
  Term B                      6/23/08   2,500      2,518
                                                --------
                                                  31,140
                                                --------

ELECTRIC UTILITIES - 1.2% AES New York Funding, LLC.,
  Term B                      5/14/02   4,000      3,995
Western Resources
  Term B                      3/17/03   2,000      2,007
                                                --------
                                                   6,002
                                                --------

ELECTRONIC COMPONENTS - 1.0% Knowles Electronics, Inc.,
  Term B                      6/29/07   1,000        925
Viasystems, Inc.,
  Term B                      3/31/07   4,000      4,003
                                                --------
                                                   4,928
                                                --------

ENGINEERING & CONSTRUCTION - 1.5% Morrison Knudsen Corp.,
  Term B                       7/7/07   6,000      5,977
URS Corp.,
  Term B                       6/9/06     743        743
  Term C                       6/9/07     743        743
                                                --------
                                                   7,463
                                                --------

ENVIRONMENTAL SERVICES - 3.2%
Allied Waste North America, Inc.:
  Term B                      7/23/06   3,182      3,072
  Term C                      7/23/07   3,818      3,686
Environmental Systems Products Holdings,
  Term B                      9/30/05   2,268      1,531
Stericycle Inc.,
  Term B                     11/10/06   3,746      3,778
Synagro Technologies, Inc.,
  Term B                      7/27/07   4,000      4,005
                                                --------
                                                  16,072
                                                --------

FARMING/AGRICULTURE - 1.1% Hines Nurseries, Inc.,
  Term B                      2/28/05   2,500      2,508
Quality Stores,
  Term B                      4/30/06   2,959      2,960
                                                --------
                                                   5,468
                                                --------



See notes to investment portfolio.


         8
 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 INVESTMENT PORTFOLIO (CONTINUED)




                                        PAR      VALUE
--------------------------------------------------------

FOOD CHAINS - 0.5% Big V Supermarkets, Inc.,
  Term B                      8/10/03  $2,462   $  2,452
                                                --------
FOOD MANUFACTURER - 1.6% American Seafoods Group, LLC.,
  Term B                     12/31/05   5,000      5,032
Merisant Corp.,
  Term B                      3/31/07   1,995      2,007
United Signature Foods,
  Term C                      2/28/05     990        993
                                                --------
                                                   8,032
                                                --------

HEALTHCARE SERVICES - 2.1% Alliance Imaging Inc.,
  Term A                     10/31/06   5,000      5,101
Quest Diagnostics Inc.,
  Term B                      8/16/06     517        522
  Term C                      8/16/07     478        482
Team Health, Inc.,
  Term B                      1/30/05   4,742      4,708
                                                --------
                                                  10,813
                                                --------

HOME FURNISHINGS - 0.1% Simmons Co.,
  Term B                     10/29/05     424        424
                                                --------
HOSPITAL MANAGEMENT - 2.3%
Community Health Systems,
  Term D                     12/31/05   4,974      4,946
HCA-HealthONE, LLC.,
  Term B                      6/30/05   1,979      1,976
Vanguard Health Systems, Inc.,
  Term B                       2/1/06   4,975      4,985
                                                --------
                                                  11,907
                                                --------
HOTELS/RESORT - 3.0%
Starwood Hotels and Resorts,
  Tranche 2-TL2               2/23/03   6,000      6,030
Wyndham International,
  IRL                         6/30/04   5,500      5,521
  Term B                      6/30/06   3,500      3,457
                                                --------
                                                  15,008
                                                --------

INDUSTRIAL MACHINERY - 1.1% Terex Corp.,
  Term B                      3/30/05   4,841      4,860
  Term C                       3/6/06     986        989
                                                --------
                                                   5,849
                                                --------





                                        PAR      VALUE
--------------------------------------------------------


INSURANCE BROKER/SERVICE - 1.1% Willis North America, Inc.,
  Term C                      2/19/08  $2,850   $  2,864
  Term D                      8/19/08   2,850      2,864
                                                --------
                                                   5,728
                                                --------

MANUFACTURING - 0.7% Thermadyne Holdings Corp:
  Term B                      5/22/05   1,896      1,849
  Term C                      5/22/06   1,896      1,849
                                                --------
                                                   3,698
                                                --------

MEDIA CONGLOMERATES - 0.7%
Bridge Information Systems,
  Term B                       7/7/05   2,478      2,280
  Multidraw                    7/7/03   1,427      1,313
                                                --------
                                                   3,593
                                                --------

MEDICAL SPECIALTIES - 1.3% Dade Behring:
  Term B                      6/30/06   2,565      2,582
  Term C                      6/30/07   2,565      2,582
Stryker Corp.:
  Term B                      12/4/05     718        722
  Term C                      12/4/06     921        926
                                                --------
                                                   6,812
                                                --------

METAL FABRICATIONS - 2.0% Mueller Group, Inc.,
  Term B                      8/16/06   1,511      1,519
  Term C                      8/16/07   1,511      1,526
  Term D                      8/16/07   1,746      1,767
OM Group, Inc.,
  Term B                      3/31/07   5,486      5,496
                                                --------
                                                  10,308
                                                --------

MILITARY/GOVERNMENT - 1.0% Titan Corp.,
  Term C                       6/1/07   4,858      4,869
                                                --------

MOVIES/ENTERTAINMENT - 1.9% Metro-Goldwyn-Mayer Studios Inc.,
  Term A                      3/31/05   5,000      5,011
Six Flags Theme Park
  Term B                      9/30/05   3,000      3,013
United Artists Theatre Co.,
  Term B                      4/21/06     821        609
  Term C                      4/21/07   1,126        836
                                                --------
                                                   9,469
                                                --------



See notes to investment portfolio.

 6
         9
 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 INVESTMENT PORTFOLIO (CONTINUED)




                                        PAR      VALUE
--------------------------------------------------------

OFFICE SUPPLIES - 0.8% Mail-Well I Corp.,
  Term B                      2/22/07  $3,990   $  3,993
                                                --------
OIL REFINING/MARKETING - 0.9% Port Arthur Finance Corp.,
  Term B                      6/15/07   4,620      4,611
                                                --------

PAPER - 1.4%
Bear Island Paper,
  Term                       12/31/05     290        291
Stone Container,
  Term E                      10/1/03   2,725      2,733
  Term F                     12/31/05   3,283      3,294
  Term G                     12/31/06     433        430
  Term H                     12/31/06     462        459
                                                --------
                                                   7,207
                                                --------

PHARMACEUTICALS - 0.7% King Pharmaceutical, Inc.,
  Term B                     12/18/06   3,566      3,580
                                                --------

PRINTING/PUBLISHING - 2.4%
American Media Operations, Inc.,
  Term B                       4/1/07   3,000      3,022
DIMAC Corp.,
  Term B                      6/30/06     571        500
  Term C                     12/31/06     429        375
Merrill Communications, LLC.,
  Term B                     11/30/07   2,481      2,495
WRC Media Inc.,
  Term B                     11/30/06   5,978      6,044
                                                --------
                                                  12,436
                                                --------
RAIL/SHIPPING - 0.8%
Kansas City Southern Railway Co.,
  Term B                     12/31/06   1,000      1,006
RailAmerica Transportation Corp.,
  Term B                     12/31/06   2,969      2,986
                                                --------
                                                   3,992
                                                --------

REAL ESTATE INVESTMENT TRUST - 0.7% Prison Realty Trust, Inc.,
  Term B                     12/31/02   2,985      2,537
  Term C                     12/31/02     990        843
                                                --------
                                                   3,380
                                                --------





                                        PAR      VALUE
--------------------------------------------------------


RENTAL/LEASING COMPANIES - 0.5% Rent-A-Center Inc.,
  Term B                      1/31/06  $1,386   $  1,391
  Term C                      1/31/07   1,059      1,059
                                                --------
                                                   2,450
                                                --------

RETAIL STORES - 2.1% Duane Reade:
  Additional Term C           2/15/06   1,492      1,493
  Term C                      2/15/06   2,955      2,953
Pantry Inc.,
  Term B                      1/31/06   1,969      1,977
SDM Corp.,
  Term C                       2/4/08   2,000      2,009
  Term E                       2/4/09   2,000      2,009
                                                --------
                                                  10,441
                                                --------

SEMICONDUCTORS - 2.9% Amkor Technology, Inc.,
  Term B                      9/30/05   8,479      8,591
Semiconductor Components Industries, LLC.,
  Term B                       8/4/06     481        487
  Term C                       8/4/07     519        524
  Term D                       8/4/07   5,300      5,330
                                                --------
                                                  14,932
                                                --------

STEEL/IRON ORE - 2.3% Ispat Inland, LP.,
  Term B                      7/16/05   2,481      2,475
  Term C                      7/16/06   2,481      2,475
UCAR Finance Inc.,
  Term B                     12/31/07   6,478      6,520
                                                --------
                                                  11,470
                                                --------

TELECOMMUNICATIONS
INFRASTRUCTURE EQUIPMENT - 2.6%
American Towers Inc.,
  Term B                     12/31/07   4,000      4,027
Crown Castle Operating Co.,
  Term B                      2/28/08   4,500      4,512
Global Crossing Holdings, Inc.,
  Term B                      6/30/06   4,500      4,530
                                                --------
                                                  13,069
                                                --------



See notes to investment portfolio.



 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 INVESTMENT PORTFOLIO (CONTINUED)




                                        PAR      VALUE
--------------------------------------------------------

TELECOMMUNICATIONS SERVICES - 2.8%
Alaska Communications Systems Holdings, Inc.,
  Term B                     11/14/07  $1,579   $  1,584
  Term C                      5/14/08   1,421      1,425
ICG Communications, Inc.,
  Term B                      3/31/06     990        991
KMC Telecom, Inc.,
  Term                         7/1/07   2,000      1,998
McLeod USA Inc.,
  Term B                      5/31/08   4,000      4,013
Nextlink Communications Corp.,
  Term B                     10/31/05   4,000      4,037
                                                --------
                                                  14,048
                                                --------
TEXTILES - 1.0%
Synthetic Industries,
  Term B                     12/14/07   5,000      5,005
                                                --------

TRANSPORTATION - 1.1%
Evergreen International Aviation,
  Term B-1                     5/7/03     984        970
  Term B-2                     5/7/04   3,936      3,883
Gemini Air,
  Term A                      8/12/05     785        784
                                                --------
                                                   5,637
                                                --------

TRANSPORTATION MANUFACTURING - 1.5%
Motor Coach Industries,
  Term B                      6/16/06   1,485      1,486
Transportation Technology,
  Term B                      3/31/07   5,985      6,008
                                                --------
                                                   7,494
                                                --------

WIRELESS COMMUNICATION - 9.4% American Cellular Corp.,
  Term B                      3/31/08   2,100      2,102
  Term C                      3/31/09   2,400      2,402
Centennial Cellular Operating Co.,
  LLC.,
  Term B                      5/31/07   3,470      3,492
  Term C                     11/30/07     982        989
Cook Inlet/Voicestream Operating Co., LLC.,
  Term B                     12/31/08   4,000      4,035
Dobson Operating Co.,
  Term B                     12/31/07   2,114      2,126
Dobson-Sygnet Wireless Inc.,
  Term B                      3/23/07     899        903
  Term C                     12/23/07     907        911





                                        PAR      VALUE
--------------------------------------------------------

Nextel Finance Co., Inc.,
  Term B                      6/30/08  $2,750   $  2,769
  Term C
    12/31/08                            2,750      2,769
  Term D                      3/31/09   2,000      1,997
Alpha-Nextel Partners, Inc.,
  Term                        1/29/08   6,000      6,042
Rural Cellular Corp.,
  Term B                      10/3/08   2,250      2,251
  Term C                       4/3/09   2,250      2,251
Ubiquitel Operating Co.,
  Term B                     11/17/08   4,500      4,526
Voicestream PCS Holding Corp.,
  Vendor A                    6/30/09   8,000      8,028
                                                --------
                                                  47,593
                                                --------
Total Variable Rate Senior Loan
  Interests (cost of $473,887)                   472,447
                                                --------

    SHORT-TERM OBLIGATIONS - 6.1%       PAR      VALUE
--------------------------------------------------------

Baxter International Loan,
  6.600%                       9/1/00   5,000      5,000
Burlington Northern Santa Fe,
  6.750%                       9/1/00   2,000      2,000
Dow Chemical Corp.,
  6.631%                       9/1/00   5,000      5,000
Enron Corp.,
  6.809%                       9/1/00   2,950      2,950
Safeway,
  6.750%                       9/1/00   3,000      3,000
Target Corp.,
  6.631%                       9/1/00   5,000      5,000
Texas Utilities,
  6.780%                       9/1/00   3,000      3,000
Transamerica Financial,
  6.650%                       9/1/00   5,000      5,000
                                                --------
Total Short-Term Obligations
  (cost of $30,950)                               30,950
                                                --------
Total Investments -- 99.2%
  (cost of $504,837)(c)                          503,397
                                                --------
OTHER ASSETS & LIABILITIES, NET - 0.8%             4,268
--------------------------------------------------------
NET ASSETS - 100.0%                             $507,665
                                                --------



NOTES TO PORTFOLIO OF INVESTMENTS:

(a) Senior Loans in the Portfolio generally are subject to mandatory and/or optional prepayment. Because of these mandatory prepayment conditions and

See notes to financial statements.



 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 INVESTMENT PORTFOLIO (CONTINUED)


     because there may be significant economic incentives for a Borrower to prepay, prepayments of Senior Loans in the Portfolio may occur. As a result, the actual remaining maturity of Senior Loans held in the Portfolio may be substantially less than the stated maturities shown. Although the Advisor is unable to accurately estimate the actual remaining maturity of individual Senior Loans, based on historical experience, the Advisor believes that the actual economic maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

(b) Senior Loans in which the Portfolio invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the prime rate offered by one or more major United States banks, (ii) the lending rate offered by one or more European banks such as the London Inter-Bank Offered Rate ("LIBOR") and (iii) the certificate of deposit rate. Senior Loans are generally considered to be restricted in that the Portfolio ordinarily is contractually obligated to receive approval from the Agent Bank and/or borrower prior to the disposition of a Senior Loan.

(c) At August 31, 2000, the cost of investments for financial reporting and federal income tax purposes was identical. Net unrealized depreciation was $1,440, consisting of gross unrealized appreciation of $2,135 and gross unrealized depreciation of $3,575.

See notes to financial statements.



 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY

 STATEMENT OF ASSETS & LIABILITIES
August 31, 2000
(All amounts in thousands)



ASSETS
  Investments, at market value
    (cost $504,837)                          $  503,397
  Interest and fees receivable                    4,311
  Cash                                              161
  Receivable for investments
    sold                                            960
  Other                                              19
                                             ----------
    Total Assets                                508,848
                                             ----------
LIABILITIES
  Payable to investment advisor                     194
  Deferred facility fees                            963
  Other                                              26
                                             ----------
    Total Liabilities                             1,183
                                             ----------
Net assets applicable to
  investors' beneficial interest             $  507,665
                                             ----------
                                             ----------



 STATEMENT OF OPERATIONS

For the Year Ended August 31, 2000
(All amounts in thousands)



INVESTMENT INCOME
Interest                                      $  24,468
Fees                                                317
                                              ---------
    Total Investment Income                      24,785
                                              ---------
EXPENSES
Management fees                                   1,137
Bookkeeping fees                                     30
Transfer agent fees                                   6
Audit fees                                           20
Trustees' fees                                       11
Custodian fee                                        14
Legal fees                                           10
Loan servicing fees                                 128
Other                                                36
                                              ---------
Total expenses                                    1,392
                                              ---------
    Net Investment Income                        23,393
                                              ---------
REALIZED AND UNREALIZED GAINS (LOSSES) ON
INVESTMENTS
Net Realized Gains on
  Investments                                       243
Net Change in Unrealized
  Appreciation/Depreciation on
  Investments                                    (1,717)
                                              ---------
    Net Loss                                     (1,474)
                                              ---------
Increase in Net Assets
  Resulting from Operations                   $  21,919
                                              ---------



See notes to financial statements.



 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 STATEMENT OF CHANGES IN NET ASSETS

(All amounts in thousands)



                                                                  FOR THE             FOR THE
                                                                YEAR ENDED          PERIOD ENDED
                                                              AUGUST 31, 2000    AUGUST 31, 1999(A)
---------------------------------------------------------------------------------------------------

OPERATIONS
Net investment income                                            $ 23,393             $  4,274
Net realized gains on investments                                     243                   38
Net change in unrealized appreciation/depreciation on
  investments                                                      (1,717)                 277
                                                                 --------             --------
  Net increase in net assets resulting from operations             21,919                4,589
                                                                 --------             --------
TRANSACTIONS IN INVESTORS' BENEFICIAL INTEREST
Contributions                                                     375,731              124,223
Withdrawals                                                       (18,278)                (519)
                                                                 --------             --------
Net increase from transactions in investors' beneficial
  interest                                                        357,453              123,704
                                                                 --------             --------
Net increase in net assets                                        379,372              128,293
TOTAL NET ASSETS
Beginning of period                                               128,293                   --
                                                                 --------             --------
End of period                                                    $507,665             $128,293
                                                                 ========             ========



(a) From commencement of operations on December 17, 1998.

See notes to financial statements.


  STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY

 STATEMENT OF CASH FLOWS

For the Year Ended August 31, 2000
(All amounts in thousands)



CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES
Proceeds from capital contributions          $  375,731
Payments for capital withdrawals                (18,278)
                                             ----------
                                                357,453
                                             ----------
CASH PROVIDED (USED) BY OPERATIONS
Purchases of loan interests                    (404,693)
Proceeds from sales of loan interests            50,751
Net purchases of short-term portfolio
  securities                                    (23,150)
Interest, fees and other income received         24,785
Accretion income                                   (142)
Operating expenses paid                          (1,392)
Net change in receivables/payables related
  to operations                                  (3,462)
                                             ----------
                                               (357,303)
                                             ----------
Net increase in cash                                150
Cash, beginning of year                              11
                                             ----------
Cash, end of year                            $      161
                                             ----------



See notes to financial statements.



 LIBERTY FLOATING RATE FUND

 STATEMENT OF ASSETS & LIABILITIES

August 31, 2000
(All amounts in thousands, except per-share data)



ASSETS
Investment in Portfolio, at
value                                        $  322,505
Receivable for Fund shares sold                   7,663
Expense reimbursement due from
  Advisor                                            97
Other                                                23
                                             ----------
    Total Assets                                330,288
                                             ----------
LIABILITIES
Payable for distributions                           769
ACCRUED:
  Administration fee                                 50
  Transfer agent fee                                 43
  Bookkeeping fee                                     3
  Distribution fee - Class B                          4
  Distribution fee - Class C                          6
                                             ----------
    Total Liabilities                               875
                                             ----------
NET ASSETS                                   $  329,413
                                             ----------
                                             ----------
Net asset value & redemption
price per share - Class A
($147,209/14,722)                            $  10.00(a)
                                             ----------
                                             ----------
Maximum offering price per
share - Class A ($10.00/0.9650)              $  10.36(b)
                                             ----------
                                             ----------
Net asset value & offering price
per share - Class B
($83,695/8,369)                              $  10.00(a)
                                             ----------
                                             ----------
Net asset value & offering price
per share - Class C
($91,664/9,167)                              $  10.00(a)
                                             ----------
                                             ----------
Net asset value, redemption &
offering price per share - Class
Z ($6,845/684)                               $    10.00
                                             ----------
                                             ----------
ANALYSIS OF NET ASSETS
  Paid-in capital                            $  329,805
  Overdistributed net investment
    income                                          (28)
  Net realized gain on
    investments                                      94
  Net unrealized depreciation on
  investments                                      (458)
                                             ----------
                                             $  329,413
                                             ----------
                                             ----------



 STATEMENT OF OPERATIONS

For the Year Ended August 31, 2000
(All amounts in thousands)



INVESTMENT INCOME
Interest and fees allocated from
Portfolio                                    $    9,634
EXPENSES
Expenses allocated from
Portfolio                         $   544
Administrative fees                   195
Bookkeeping fees                       25
Transfer agent fees                   165
Service fees - Class A                119
Service fees - Class B                 66
Service fees - Class C                 63
Distribution fees - Class A            44
Distribution fees - Class B           114
Distribution fees - Class C           145
Trustees' fees                          8
Custodian fees                          1
Audit fees                              7
Legal fees                             57
Registration fees                     116
Reports to shareholders                44
Other                                  10
                                  -------
Total expenses                      1,723
Fees and expenses waived or
borne by the Advisor                 (381)
                                  -------
    Net Expenses                                  1,342
                                             ----------
    Net Investment Income                         8,292
                                             ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ALLOCATED FROM PORTFOLIO Net Realized Gain 94 Net Change in Unrealized Appreciation/Depreciation (459)
                                             ----------
    Net Loss                                       (365)
                                             ----------
Increase in Net Assets Resulting
from Operations                              $    7,927
                                             ----------



(a) Redemption price per share is equal to net asset value less any applicable early withdrawal charge.
(b) On sales of $100,000 or more the offering price is reduced.

See notes to financial statements.


  LIBERTY FLOATING RATE FUND--STATEMENT OF CHANGES IN NET ASSETS

(All amounts in thousands)



                             YEAR ENDED PERIOD ENDED
                            AUGUST 31,    AUGUST 31,
                             2000(A)       1999(B)
-----------------------------------------------------

OPERATIONS:
Net investment income        $  8,292        $ 30
Net realized gain                  94          (c)
Net change in unrealized
 appreciation/depreciation       (459)          1
                             --------        ----
    Net Increase from
      Operations                7,927          31
                             --------        ----
DISTRIBUTIONS TO SHAREHOLDERS:
Distributions from net
  investment income -
  Class A                      (3,948)         --
Distributions from net
  realized gains - Class A         (c)         --
Distributions from net
  investment income -
  Class B                      (2,087)         --
Distributions from net
  realized gains - Class B         (c)         --
Distributions from net
  investment income -
  Class C                      (1,956)         --
Distributions from net
  realized gains - Class C         (c)         --
Distributions from net
  investment income -
  Class Z                        (329)        (30)
Distributions from net
  realized gains - Class Z         (c)         --
In excess of net
  investment
  income - Class Z                 --          (c)
                             --------        ----
                               (8,320)        (30)
                             --------        ----
SHARE TRANSACTIONS:
Subscriptions to Fund
  shares - Class A            145,898          --
Value of distributions
  reinvested - Class A          2,733          --
Redemption of Fund
  shares - Class A             (1,278)         --
                             --------        ----
                              147,353          --
                             --------        ----
Subscriptions to Fund
  shares - Class B             84,309          --
Value of distributions
  reinvested - Class B          1,133          --
Redemption of Fund
  shares - Class B             (1,639)         --
                             --------        ----
                               83,803          --
                             --------        ----
Subscriptions to Fund
  shares - Class C             91,170          --
Value of distributions
  reinvested - Class C          1,238          --
Redemption of Fund
  shares - Class C               (621)         --
                             --------        ----
                               91,787          --
                             --------        ----





                             YEAR ENDED PERIOD ENDED
                            AUGUST 31,    AUGUST 31,
                             2000(A)       1999(B)
-----------------------------------------------------

Subscriptions to Fund
  shares - Class Z           $  6,826        $912
Value of distributions
  reinvested - Class Z             70          23
Redemption of Fund
  shares - Class Z               (926)        (43)
                             --------        ----
                                5,970         892
                             --------        ----
    Net increase from Fund
      share transactions      328,913         892
                             --------        ----
    Net increase in net
      assets                  328,520         893
TOTAL NET ASSETS:
Beginning of period               893          --
                             --------        ----
End of period                $329,413        $893
                             --------        ----
Undistributed
(Overdistributed) Net
Investment Income at End
of Period                    $    (28)       $ (c)
                             --------    --------
ANALYSIS OF CHANGES IN SHARES OF BENEFICIAL INTEREST:
Subscriptions to Fund
  shares - Class A             14,577          --
Issued in reinvestment of
  distributions - Class A         273          --
Redemptions of Fund
  shares - Class A               (128)         --
                             --------        ----
                               14,722
                             --------        ----
Subscriptions to Fund
  shares - Class B              8,420          --
Issued in reinvestment of
  distributions - Class B         113          --
Redemptions of Fund
  shares - Class B               (164)         --
                             --------        ----
                                8,369          --
                             --------        ----
Subscriptions to Fund
  shares - Class C              9,105          --
Issued in reinvestment of
  distributions - Class C         124          --
Redemptions of Fund
  shares - Class C                (62)         --
                             --------        ----
                                9,167          --
                             --------        ----
Subscriptions to Fund
  shares - Class Z                680          91
Issued in reinvestment of
  distributions - Class Z           7           2
Redemptions of Fund
  shares - Class Z                (92)         (4)
                             --------        ----
                                  595          89
                             --------        ----



(a) Class A, Class B and Class C shares were initially offered on November 2, 1999.
(b) From commencement of operations on December 17, 1998.
(c) Rounds to less than one thousand.
See notes to financial statements.




 NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Liberty Floating Rate Fund (formerly Stein Roe Floating Rate Income Fund) (the "Fund") is a non-diversified, closed-end management investment company organized as a Massachusetts business trust. The Fund invests all of its investable assets in Stein Roe Floating Rate Limited Liability Company (the "Portfolio"), which seeks to provide a high-level of current income, consistent with preservation of capital. The Fund may issue an unlimited number of shares. Effective November 2, 1999, the Fund began offering Class A, Class B and Class C shares. The Fund offers four classes of shares: Class A, Class B, Class C and Class Z shares. Class A shares are sold with a front end sales charge and an annual distribution fee. A 1.00% early withdrawal charge is assessed to Class A shares purchased without an initial sales charge on redemptions made within eighteen months on an original purchase of $1 million to $25 million. Class B shares are subject to an annual distribution fee and an early withdrawal charge. Class B shares will convert to Class A shares in three, four or eight years after purchase depending on the program under which shares were purchased. Class C shares are subject to an early withdrawal charge on redemptions made within one year after purchase and an annual distribution fee. Class Z shares are offered continuously at net asset value. There are certain restrictions on the purchase of Class Z shares, as described in the Fund's prospectus.

The Portfolio is a non-diversified, closed-end management investment company organized as a Delaware limited liability company. The Portfolio commenced operations December 17, 1998. At commencement, the Fund contributed $100,000 in cash in exchange for beneficial ownership of the Portfolio. At December 17, 1998, Liberty-Stein Roe Institutional Floating Rate Income Fund also contributed cash of $100,000. The Portfolio allocates income, expenses, realized and unrealized gains and losses to each investor on a daily basis, based on methods approved by the Internal Revenue Service. At August 31, 2000, Liberty Floating Rate Fund and Liberty-Stein Roe Institutional Floating Rate Income Fund owned 63.5% and 36.5%, respectively, of the Portfolio.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following is a summary of significant accounting policies that are consistently followed by the Fund in the preparation of its financial statements.

NOTE 2. SECURITY VALUATION AND TRANSACTIONS:

Senior loans are generally valued using market prices or quotations provided by banks, dealers or pricing services with respect to secondary market transactions. In the absence of actual market values, Senior Loans will be valued by Stein Roe & Farnham Inc. (the Advisor), an indirect, wholly-owned subsidiary of Liberty Financial Companies, Inc. ("Liberty"), at fair value, which is intended to approximate market value. In determining fair value, the Advisor will consider on an ongoing basis, among other factors, (i) the creditworthiness of the Borrower; (ii) the current interest rate, the interest rate redetermination period and maturity of such Senior Loan interests; and
(iii) recent prices in the market for instruments of similar quality, rate and interest rate redetermination period and maturity. Because of uncertainty inherent in the valuation process, the estimated value of a Senior Loan interest may differ significantly from the value that would have been used had there been market activity for that Senior Loan interest.

Short-term obligations with a maturity of 60 days or less are valued at amortized cost.

Security transactions are accounted for on the date the securities are purchased, sold or mature.

Cost  is   determined   and  gains  and  losses  are  based  upon  the  specific
identification method for both financial statement and federal income tax purposes.

DETERMINATION OF CLASS NET ASSET VALUES AND FINANCIAL HIGHLIGHTS:

All income, expenses (other than the Class A, Class B and Class C service and distribution fees), and realized and unrealized gains (losses) are allocated to each class proportionately on a daily basis for purposes of determining the net asset value of each class.

Class A, Class B and Class C per share data and ratios are calculated by adjusting the expense and net investment income per share data and ratios for the Fund for the entire period by the service and distribution fees per share applicable to Class A, Class B and Class C shares.

FEDERAL INCOME TAXES:

No provision is made for federal income taxes since (a) the Fund elects to be taxed as a "regulated investment company" and make distributions to its shareholders to be relieved of all federal income taxes


 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

under provisions of current federal tax law; and (b) the Portfolio is treated as a partnership for federal income tax purposes and all of its income is allocated to its owners based on methods approved by the Internal Revenue Service.

INTEREST INCOME, DEBT DISCOUNT AND PREMIUM:

Interest income is recorded on the accrual basis. Facility fees received are treated as market discounts. Market premiums and discounts are amortized over the estimated life of each applicable security.

DISTRIBUTIONS TO SHAREHOLDERS:

The Fund declares and records distributions daily and pays monthly.

The amount and character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Reclassifications are made to the Fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryforwards) under income tax regulations.

STATEMENT OF CASH FLOWS:

Information on financial transactions which have been settled through the receipt or disbursement of cash is presented in the Statement of Cash Flows. The cash amount shown in the Statement of Cash Flows is the amount included in the Portfolio's Statement of Assets and Liabilities and represents cash on hand at its custodian bank account and does not include any short-term investments at August 31, 2000.

NOTE 2. FEES AND COMPENSATION PAID TO AFFILIATES

MANAGEMENT FEE:

Stein Roe & Farnham, Inc. (the Advisor), is the investment Advisor of the Portfolio and receives a monthly fee equal to 0.45% annually of the Portfolio's average net assets.

ADMINISTRATION FEE:

Colonial Management Associates, Inc. (the Administrator), an affiliate of the Advisor, provides accounting and other services for a monthly fee equal to 0.20% annually of the Fund's average net assets.

BOOKKEEPING FEE:

The Administrator provides bookkeeping and pricing services for a monthly fee equal to $25,000 annually plus 0.0025% annually of the Portfolio's and Fund's average net assets over $50 million.

TRANSFER AGENT FEE:

Liberty  Funds  Services,  Inc.  (the  Transfer  Agent),  an  affiliate  of  the
Administrator, provides shareholder services for a monthly fee comprised of 0.17% annually of the Fund's average net assets plus charges based on the number of shareholder accounts and transactions and receives reimbursement for certain out of pocket expenses. The Portfolio pays the Transfer Agent a monthly fee equal to $6,000 annually.

UNDERWRITING DISCOUNTS, SERVICE AND DISTRIBUTION FEES:

Liberty Funds Distributor, Inc. (the Distributor), a subsidiary of the Administrator is the Fund's principal underwriter. For the year ended August 31, 2000, the Fund has been advised that the Distributor retained no net underwriting discounts on sales of the Fund's Class A shares and received no early withdrawal charges (EWC) on Class A, Class B and Class C share redemptions, respectively.

The Fund has adopted a 12b-1 plan which requires it to pay the Distributor a service fee equal to 0.25% annually on Class A, Class B and Class C net assets as of the 20th of each month. The plan also requires the payment of a monthly distribution fee to the Distributor equal to 0.10%, 0.45% and 0.60% annually of the average net assets attributable to Class A, Class B and Class C shares, respectively.

The EWC and the fees received from the 12b-1 plan are used principally as repayment to the Distributor for amounts paid by the Distributor to dealers who sold such shares.

EXPENSE LIMITS:

The Advisor has agreed, until further notice, to waive fees and bear certain Fund expenses to the extent that total expenses (inclusive of allocated Portfolio expenses but exclusive of service fees, distribution fees, brokerage commissions, interest, commitment fees, taxes and extraordinary expenses, if any) exceed 0.80% of average net assets.

OTHER:

The Portfolio and Fund pays no compensation to their officers, all of whom are employees of the Advisor or Administrator.

INVESTMENT ACTIVITY:

During the year ended August 31, 2000, purchases and sales of investments, other than short-term obligations, were $404,693,379 and $50,750,597, respectively.

  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

OTHER:

The Portfolio may focus its investments in certain industries, subjecting it to greater risk than a fund that is more diversified.

NOTE 3. TENDER OF SHARES

The Board of Trustees has adopted a policy of making tender offers on a quarterly basis. The Board has designated the 15(th) day of March, June, September and December, each year, or the next business day if the 15(th) is not a business day as the Repurchase Request Deadline. Tender offers are made for a portion of the Fund's then outstanding shares at the net asset value of the shares as of the Repurchase Pricing Date. The tender offer amount, which is determined by the Board of Trustees, will be at least 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. During the year ended August 31, 2000, there were four tender offers in November, February, May and August. The Fund offered to repurchase 10% of its shares and 0.01%, 1.55%, 1.71% and 3.36%, respectively, of shares outstanding were tendered.

NOTE 4. SENIOR LOAN PARTICIPATION COMMITMENTS

The Portfolio invests primarily in participations and assignments, or acts as a party to the primary lending syndicate of a Variable Rate Senior Loan interest to United States corporations, partnerships, and other entities. If the lead lender in a typical lending syndicate becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest. When the Portfolio purchases a participation of a Senior Loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Portfolio assumes the credit risk of the Borrower, Selling Participant or other persons interpositioned between the Portfolio and the Borrower.

At August 31,  2000,  the  following  sets forth the selling  participants  with
respect  to  interests  in  Senior  Loans   purchased  by  the  Portfolio  on  a
participation basis.



SELLING                PRINCIPAL
PARTICIPANT              AMOUNT        VALUE
-----------            ---------       -----

Goldman Sachs Credit
  Partners LP          $3,986,031    $3,821,000


The ability of borrowers to meet their obligations may be affected by economic developments in a specific industry.



 STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY
 FINANCIAL HIGHLIGHTS



                                                                YEAR ENDED          PERIOD ENDED
                                                              AUGUST 31, 2000    AUGUST 31, 1999(A)
---------------------------------------------------------------------------------------------------

RATIOS TO AVERAGE NET ASSETS
Expenses                                                           0.55%                0.96%(b)
Net investment income                                              9.26%                7.59%(b)
Portfolio turnover                                                   21%                  17%



(a) From commencement of operations on December 17, 1998.
(b) Annualized.




 LIBERTY FLOATING RATE FUND -- FINANCIAL HIGHLIGHTS (CONTINUED)

Selected per-share data (for a share outstanding throughout the period), ratios and supplemental data:



                                                                      YEAR ENDED AUGUST 31, 2000
                                                          CLASS A(A)    CLASS B(A)    CLASS C(A)    CLASS Z
------------------------------------------------------------------------------------------------------------

NET ASSET VALUE -- BEGINNING OF PERIOD                     $  10.05      $  10.05      $  10.05     $  10.07
                                                           --------      --------      --------     --------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                                          0.71          0.67          0.66         0.87
Net realized and unrealized losses allocated from                                                      (0.07)
  Portfolio                                                   (0.05)        (0.05)        (0.05)
                                                           --------      --------      --------     --------
Total from Investment Operations                               0.66          0.62          0.61         0.80
                                                           --------      --------      --------     --------
DISTRIBUTIONS:
Net investment income                                         (0.71)        (0.67)        (0.66)       (0.87)
From net realized gains                                      (g)           (g)           (g)          (g)
                                                           --------      --------      --------     --------
Total Distributions                                           (0.71)        (0.67)        (0.66)       (0.87)
                                                           --------      --------      --------     --------
NET ASSET VALUE -- END OF PERIOD                           $  10.00      $  10.00      $  10.00     $  10.00
                                                           ========      ========      ========     ========
Ratio of net expenses to average net assets(b)                1.15%(f)      1.50%(f)      1.65%(f)     0.80%
Ratio of net investment income to average net assets(c)       8.53%(f)      8.18%(f)      8.03%(f)     8.94%
Total return(d)(e)                                            6.79%(h)      6.35%(h)      6.20%(h)     8.23%
Net assets, end of period (000's)                          $147,209      $ 83,695      $ 91,664     $  6,845



(a)  Class A, Class B, and Class C shares were initially  offered on November 2,
     1999. Per share data reflects activity from that date.
(b) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the Advisor, these ratios would have been 1.28%, 1.63%, 1.78% and 1.19%, respectively.
(c)  Computed giving effect to the Advisor's expense limitation undertaking.
(d) Had the Advisor not waived or reimbursed a portion of expenses, total return would have been reduced.
(e) Total return at net asset value assuming all distributions reinvested and no initial sales charge or early withdrawal charge.
(f)  Annualized.
(g)  Rounds to less than $0.01.
(h) Not annualized.

Federal Income Tax information (unaudited)

The Fund designates $2,522 of long term capital gains earned during fiscal year ended August 31, 2000.



                                                              PERIOD ENDED
                                                                 AUGUST 31,
                                                                  1999(A)
--------------------------------------------------------------------------

NET ASSET VALUE -- BEGINNING OF PERIOD                          $  10.00
                                                                --------
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                                               0.47
Net realized and unrealized gains allocated from Portfolio          0.07
                                                                --------
Total from Investment Operations                                    0.54
                                                                --------
DISTRIBUTIONS:
Net investment income                                              (0.47)
In excess of net investment income                                    (b)
                                                                --------
Total Distributions                                                (0.47)
                                                                --------
NET ASSET VALUE -- END OF PERIOD                                $  10.07
                                                                ========
Ratio of net expenses to average net assets(c)                     1.30%
Ratio of net investment income to average net assets(d)(e)         7.10%
Total return(f)(g)                                                 5.43%
Net assets, end of period (000's)                               $    893



(a)  From commencement of operations on December 17, 1998.
(b) Rounds to less than $0.01.
(c) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the Advisor, this ratio would have been 56.79%.
(d) Computed giving effect to the Advisor's expense limitation undertaking.
(e)  Annualized.
(f)  Not annualized.
(g) Had the Advisor not waived or reimbursed a portion of expenses, total return would have been reduced.


  REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

TO THE TRUSTEES AND THE SHAREHOLDERS OF
LIBERTY FLOATING RATE FUND
STEIN ROE FLOATING RATE LIMITED LIABILITY COMPANY

In our opinion, the accompanying statements of assets and liabilities, including the investment portfolio, and the related statements of operations, changes in net assets, cash flows and the financial highlights present fairly, in all material respects, the financial position of Liberty Floating Rate Fund (the "Fund") and Stein Roe Floating Rate Limited Liability Company (the "Portfolio") at August 31, 2000, the results of each of their operations, the changes in each of their net assets and the Portfolio's cash flows and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Portfolio's and Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of portfolio positions at August 31, 2000 by correspondence with the custodian and lending or agent banks provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts

October 25, 2000

                             PART C

Item 24.  Financial Statements and Exhibits

(1) Financial Statements:

    (a) Financial statements included in Part A of this registration statement: None.

    (b) Financial statements included in Part B of this registration statement: 8/31/00 annual report.


(2) Exhibits: [Note: As used herein, the term "Registration Statement" refers to the Registration Statement of the Registrant on Form N-2 under the Securities Act of 1933, No. 333-61751. The term "Pre-Effective Amendment" refers to a pre-effective amendment to the Registration Statement and the term "PEA" refers to a post-effective amendment to the Registration Statement.]

    a.(1) Agreement and Declaration of Trust as amended and restated on Nov. 3, 1998. (Exhibit a to Pre-Effective
           Amendment No. 1.)*
     (2) Amendment effective Oct. 18, 1999 to Agreement and
           Declaration of Trust. (Exhibit to PEA # 1)*
     (3) Amendment dated May 22, 2000 to the Agreement and Declaration of Trust.

    b. (1) By-laws of Registrant dated August 13, 1998 as amended on Sept. 25, 1998. (Exhibit b to Pre-Effective Amendment No. 1.)*
         (2) Amendment to By-laws.
         (3) Amendment to By-laws.

    c. None.

    d. None.

    e. None.

    f. None.

    g. Portfolio Management Agreement between Stein Roe Floating
       Rate Limited Liability Company and Stein Roe & Farnham
       Incorporated dated 11/20/98 as amended through 8/3/99.
       (Exhibit g to PEA #2.)*

    h. Underwriting Agreement between Registrant and Liberty Funds Distributor, Inc. dated 8/4/99. (Exhibit h to PEA #2.)*

    i. None.

    j. Form of Custodian Contract between Registrant and State
       Street Bank and Trust Company. (Exhibit j to Pre-Effective Amendment No. 1.)*

    k. (1) Transfer Agency Agreement between Registrant and
           Liberty Funds Services, Inc. dated 8/3/99. (Exhibit k(1) to PEA #2.)*
       (2) Accounting and Bookkeeping Agreement between
           Registrant and Stein Roe & Farnham Incorporated dated 8/3/99. (Exhibit k(2) to PEA #2.)*
       (3) Administrative Agreement between Registrant and Stein Roe & Farnham Incorporated dated 11/20/98 as amended through 8/3/99. (Exhibit k(3) to PEA #2.)*

    l. (1) Opinion and consent of Bell, Boyd & Lloyd. (Exhibit 1 to Pre-Effective Amendment No. 1.)*
       (2) Opinion and consent of Bell, Boyd & Lloyd with respect to Classes A, B and C. (Exhibit to PEA 1)*.
       (3)Opinion and consent of Bell, Boyd & Lloyd with respect to additional Class A,B, and C shares.
    m. None.

    n. Consent of PricewaterhouseCoopers LLP..

    o. None.

    p. Initial Capital Agreement. (Exhibit p to Pre-Effective
       Amendment No. 2.)*

    q. Stein Roe & Farnham Funds Individual Retirement Account
       Plan.  Stein Roe & Farnham Prototype Paired Defined
       Contribution Plan.  (Exhibit q to Pre-Effective Amendment
       No. 1.)*

    r. (1) Miscellaneous: Rule 12b-1 distribution plan and Rule 18f-3 plan. (Exhibit r to PEA #4.)*

         (2) Revised Code of Ethics-filed as Exhibit 23(p) to Registration Statement on Form N-1A to Liberty Funds Trust V (file #033-12109 and 811-05030) filed on August 31, 2000 and hereby incorporated by reference and made a part of this Registration Statement.

    ----------

    *Incorporated by reference.

Item 25.  Marketing Arrangements

     None.

Item 26.  Other Expenses of Issuance and Distribution

     Registration Fees                      $143,748
     National Association of Securities
        Dealers, Inc. Fees                  $0
     State Fees                             $0
     Printing Fees                          $1,000**
     Rating Agency Fees                     $0
     Legal and Accounting Fees              $6,750**
     ------------
     **Estimated fees

Item 27.  Persons Controlled By or Under Common Control with Registrant


     The Registrant does not consider that it is directly or indirectly controlling, controlled by, or under common control with other persons within the meaning of this Item. The information in the Statement of Additional Information under the captions "Management," "Investment Advisory and Other Services" and "Transfer Agent" is incorporated by reference.

Item 28.  Number of Holders of Securities

                                        Number of Record Holders
         Title of Class                       as of 10/31/00
  -----------------------------------   ------------------------
  Class A                                            3,233
  Class B                                            3,069
  Class C                                            2,762
  Class Z                                              177

Item 29.  Indemnification

     Article Eight of the Agreement and Declaration of Trust of Registrant (Exhibit 1), which Article is incorporated herein by reference, provides that Registrant shall provide indemnification of its trustees and officers (including each person who serves or has served at Registrant's request as a director, officer, or trustee of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) ("Covered Persons") under specified circumstances.

     Section 17(h) of the Investment Company Act of 1940 ("1940 Act") provides that neither the Agreement and Declaration of Trust nor the By-Laws of Registrant, nor any other instrument pursuant to which Registrant is organized or administered, shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. In accordance with Section 17(h) of the 1940 Act, Article Eight shall not protect any person against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

     Unless otherwise permitted under the 1940 Act,

     (i) Article Eight does not protect any person against any liability to Registrant or to its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office;

     (ii) in the absence of a final decision on the merits by a court or other body before whom a proceeding was brought that a Covered Person was not liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, no indemnification is permitted under Article Eight unless a determination that such person was not so liable is made on behalf of Registrant by (a) the vote of a majority of the trustees who are not "interested persons" of Registrant, as defined in Section 2(a)(19) of the 1940 Act ("disinterested trustees"), or (b) an independent legal counsel as expressed in a written opinion; and

     (iii) Registrant will not advance attorneys' fees or other expenses incurred by a Covered Person in connection with a civil or criminal action, suit or proceeding unless Registrant receives an undertaking by or on behalf of the Covered Person to repay the advance (unless it is ultimately determined that he is entitled to indemnification) and (a) the Covered Person provides security for his undertaking, or (b) Registrant is insured against losses arising by reason of any lawful advances, or (c) a majority of the disinterested, non-party trustees of Registrant or an independent legal counsel as expressed in a written opinion, determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

     Any approval of indemnification pursuant to Article Eight does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Eight as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in, or not opposed to, the best interests of Registrant or to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person's office.

     Article Eight also provides that its indemnification provisions are not exclusive.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Registrant, its trustees and officers, its investment adviser, the other investment companies advised by the adviser, and persons affiliated with them are insured against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits, or proceedings. Registrant will not pay any portion of the premium for coverage under such insurance that would (1) protect any trustee or officer against any liability to Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or (2) protect its investment adviser or principal underwriter, if any, against any liability to Registrant or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, in the performance of its duties, or by reason of its reckless disregard of its duties and obligations under its contract or agreement with the Registrant; for this purpose the Registrant will rely on an allocation of premiums determined by the insurance company.

     Pursuant to the indemnification agreement among the Registrant, its transfer agent and its investment adviser, the Registrant, its trustees, officers and employees, its transfer agent and the transfer agent's directors, officers, and employees are indemnified by Registrant's investment adviser against any and all losses, liabilities, damages, claims and expenses arising out of any act or omission of the Registrant or its transfer agent performed in conformity with a request of the investment adviser that the transfer agent and the Registrant deviate from their normal procedures in connection with the issue, redemption or transfer of shares for a client of the investment adviser.

     Registrant, its trustees, officers, employees and representatives and each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933 are indemnified by the distributor of Registrant's shares (the "distributor"), pursuant to the terms of the distribution agreement, which governs the distribution of Registrant's shares, against any and all losses, liabilities, damages, claims and expenses arising out of the acquisition of any shares of the Registrant by any person which (i) may be based upon any wrongful act by the distributor or any of the distributor's directors, officers, employees or representatives or (ii) may be based upon any untrue or alleged untrue statement of a material fact contained in a registration statement, prospectus, statement of additional information, shareholder report or other information covering shares of the Registrant filed or made public by the Registrant or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading if such statement or omission was made in reliance upon information furnished to the Registrant by the distributor in writing. In no case does the distributor's indemnity indemnify an indemnified party against any liability to which such indemnified party would otherwise be subject by reason of willful misfeasance, bad faith, or negligence in the performance of its or his duties or by reason of its or his reckless disregard of its or his obligations and duties under the distribution agreement.

Item 30.  Business and Other Connections of Investment Adviser

Stein Roe & Farnham Incorporated ("Stein Roe"), the investment adviser, is a wholly owned subsidiary of SteinRoe Services Inc. ("SSI"), which in turn is a wholly owned subsidiary of Liberty Financial Companies, Inc., which is a majority owned subsidiary of Liberty Corporation Holdings, Inc., which is a wholly owned subsidiary of LFC Holdings, Inc., which in turn is a subsidiary of Liberty Mutual Equity Corporation, which in turn is a subsidiary of Liberty Mutual Insurance Company. Stein Roe acts as investment adviser to individuals, trustees, pension and profit-sharing plans, charitable organizations, and other investors. In addition to Registrant, it also acts as investment adviser to other investment companies having different investment policies.

For a two-year business history of officers and directors of Stein Roe, please refer to the Form ADV of Stein Roe & Farnham Incorporated and to the section of the statement of additional information (Part B) entitled "Investment Advisory and Other Services."

Certain directors and officers of Stein Roe also serve and have during the past two years served in various capacities as officers, directors, or trustees of SSI, of Colonial Management Associates, Inc. (which is a subsidiary of Liberty Financial Companies, Inc.), and of the Registrant and other investment companies managed by Stein Roe. (The listed entities are located at One South Wacker Drive, Chicago, Illinois 60606, except for Colonial Management Associates, Inc., which is located at One Financial Center, Boston, MA 02111, and SteinRoe Variable Investment Trust and Liberty Variable Investment Trust, which are located at Federal Reserve Plaza, Boston, MA 02210.) A list of such capacities is given below.


                                POSITION FORMERLY
                                   HELD WITHIN
                      CURRENT POSITION              PAST TWO YEARS
                      -------------------           --------------

STEINROE SERVICES INC.
Kevin M. Carome       Assistant Clerk
Kenneth J. Kozanda                                VP; Treasurer
C. Allen Merritt, Jr. Director; Vice President

COLONIAL MANAGEMENT ASSOCIATES, INC.
Ophelia L. Barsketis  Senior Vice President
Kevin M. Carome       Senior Vice President
William M. Garrison   Vice President
Stephen E. Gibson     Chairman, President and
                             Chief Executive Officer
Loren A. Hansen       Senior Vice President
Clare M. Hounsell     Vice President
Deborah A. Jansen     Senior Vice President
North T. Jersild      Vice President
Joseph R. Palombo     Executive Vice President
Yvonne T. Shields     Vice President

SR&F BASE TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
David P. Brady        Vice-President
Daniel K. Cantor      Vice-President
Kevin M. Carome       Executive VP                     VP; Secretary
Denise E. Chasmer     Vice President
Stephen E. Gibson     President
Erik P. Gustafson     Vice-President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice-President
Michael T. Kennedy    Vice-President
Gail D. Knudsen       Vice President
Stephen F. Lockman    Vice-President
Mary D. McKenzie      Vice President
Jane M. Naeseth       Vice-President
Maureen G. Newman     Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee
Veronica M. Wallace   Vice-President

LIBERTY-STEIN ROE FUNDS INCOME TRUST; LIBERTY-STEIN ROE FUNDS
INSTITUTIONAL TRUST; AND LIBERTY-STEIN ROE FUNDS TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
Kevin M. Carome       Executive VP              VP;Secy.
Denise E. Chasmer     Vice President
Stephen E. Gibson     President
Loren A. Hansen       Executive Vice-President
Michael T. Kennedy    Vice-President
Gail D. Knudsen       Vice President
Stephen F. Lockman    Vice-President
Mary D. McKenzie      Vice President
Jane M. Naeseth       Vice-President
Nicholas S. Norton         Vice President
Joseph R. Palombo          Trustee

LIBERTY-STEIN ROE FUNDS INVESTMENT TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
David P. Brady        Vice-President
Daniel K. Cantor      Vice-President
Kevin M. Carome       Executive VP               VP; Sec; Asst. Secy.
Denise E. Chasmer     Vice President
William M. Garrison   Vice-President
Stephen E. Gibson     President
Erik P. Gustafson     Vice-President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice-President
Gail D. Knudson       Vice President
Mary D. McKenzie      Vice President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee


LIBERTY-STEIN ROE ADVISOR TRUST
William D. Andrews    Executive Vice-President
David P. Brady        Vice-President
Christine Balzano     Vice President
Daniel K. Cantor      Vice-President
Kevin M. Carome       Executive VP;         VP;Sec; Asst. Secy.
Denise E. Chasmer     Vice President
Stephen E. Gibson     President
Erik P. Gustafson     Vice-President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice-President
Gail D. Knudson       Vice President
Michael T. Kennedy    Vice-President
Stephen F. Lockman    Vice-President
Mary D. McKenzie      Vice President
Maureen G. Newman     Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee

LIBERTY-STEIN ROE FUNDS MUNICIPAL TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
Kevin M. Carome       Executive VP        VP; Sec; Asst. Secy.
Denise E. Chasmer     Vice President
Stephen E. Gibson     President
Loren A. Hansen       Executive Vice-President
Brian M. Hartford     Vice-President
Gail D. Knudsen       Vice President
William C. Loring     Vice-President
Mary D. McKenzie      Vice President
Maureen G. Newman     Vice-President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee
Veronica M. Wallace   Vice-President


STEINROE VARIABLE INVESTMENT TRUST
William D. Andrews    Executive Vice-President
Christine Balzano     Vice President
Kevin M. Carome       Executive VP         VP; Sec; Asst. Secy.
Denise E. Chasmer     Vice President
William M. Garrison   Vice President
Stephen E. Gibson     President
Erik P. Gustafson     Vice President
Loren A. Hansen       Executive Vice-President
Harvey B. Hirschhorn  Vice President
Michael T. Kennedy    Vice President
Gail D. Knudsen       Vice President
Mary D. McKenzie      Vice President
Jane M. Naeseth       Vice President
Nicholas S. Norton    Vice President
Joseph R. Palombo     Trustee
William M. Wadden IV       Vice President

LIBERTY FLOATING RATE FUND; LIBERTY-STEIN ROE
INSTITUTIONAL FLOATING RATE INCOME FUND, STEIN ROE FLOATING RATE
LIMITED LIABILITY COMPANY
William D. Andrews    Executive Vice-President
Kevin M. Carome       Executive VP        VP;Sec; Asst. Secy.
Christine Balzano    Vice President
Denise E. Chasmer    Vice President
Stephen E. Gibson     President
Brian W. Good         Vice-President
James R. Fellows      Vice-President
Loren A. Hansen       Executive Vice-President
Gail D. Knudsen       Vice President
Mary D. McKenzie      Vice President
Nicholas S. Norton         Vice President
Joseph R. Palombo          Trustee

LIBERTY VARIABLE INVESTMENT TRUST
Ophelia L. Barsketis  Vice President
Deborah A. Jansen     Vice President
Kevin M. Carome       Vice President


Item. 31.  Location of Accounts and Records

     Registrant maintains the records required to be maintained by it under Rules 31a-1(a), 31a-1(b), and 31a-2(a) under the Investment Company Act of 1940 at its principal executive offices at One South Wacker Drive, Chicago, Illinois 60606. Certain records, including records relating to Registrant's shareholders and the physical possession of its securities, may be maintained pursuant to Rule 31a-3 at the main office of Registrant's transfer agent or custodian.

Item 32.  Management Services

     None.

Item 33.  Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if: (a) subsequent to the effective date of the Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration
    Statement; or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.  Not applicable.

3.  Not applicable.

4.  The Registrant undertakes:
    a. To file, during any period in which offers or sales are being made, a post-effective amendment to the
       registration statement:
       (1) To include any prospectus required by Section
           10(a)(3) of the 1933 Act;
       (2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
       (3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
     c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     d. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

5.  Not applicable

                         POWER OF ATTORNEY FOR SIGNATURE



The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.




                                                     /s/ John A.Bacon, Jr.
                                                     John A. Bacon, Jr.

                         POWER OF ATTORNEY FOR SIGNATURE



The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.





                                                     /s/ William W.Boyd
                                 William W. Boyd

                         POWER OF ATTORNEY FOR SIGNATURE



The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.





                                /s/ Lindsey Cook
                                  Lindsay Cook

                         POWER OF ATTORNEY FOR SIGNATURE


The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.





                                                     /s/ Douglas A. Hacker
                                Douglas A. Hacker

                         POWER OF ATTORNEY FOR SIGNATURE



The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.





                                                     /s/ Janet Langford Kelly
                                                     Janet Langford Kelly

                         POWER OF ATTORNEY FOR SIGNATURE



The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.





                                                     /s/ Charles R. Nelson
                                Charles R. Nelson

                         POWER OF ATTORNEY FOR SIGNATURE



The undersigned constitutes Nancy L. Conlin, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty-Stein Roe Advisor Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 22nd day of May, 2000.





                                                     /s/ Thomas C. Theobald
                                                     Thomas C. Theobald

                         POWER OF ATTORNEY FOR SIGNATURE

The undersigned constitutes Kevin M. Carome, Suzan M. Barron, William J. Ballou, Russell L. Kane, Vincent P. Pietropaolo, Ellen Harrington, Tracy S. DiRienzo, Pamela A. McGrath, Cameron S. Avery and Stacy H. Winick individually, as my true and lawful attorney, with full power to each of them to sign for me and in my name, any and all registration statements and any and all amendments to the registration statements filed under the Securities Act of 1933 or the Investment Company Act of 1940 with the Securities and Exchange Commission for the purpose of complying with such registration requirements in my capacity as a trustee or officer of Liberty-Stein Roe Funds Investment Trust, Liberty-Stein Roe Funds Income Trust, Liberty-Stein Roe Funds Institutional Trust, Liberty-Stein Roe Funds Trust, Liberty-Stein Roe Funds Municipal Trust, Liberty-Stein Roe Funds Advisor Trust, SR&F Base Trust, Stein Roe Variable Investment Trust, Liberty Floating Rate Fund, Liberty-Stein Roe Institutional Floating Rate Income Fund, and Stein Roe Floating Rate Limited Liability Company (together "Liberty-Stein Roe Funds"). This Power of Attorney authorizes the above individuals to sign my name and will remain in full force and effect until specifically rescinded by me.

I specifically permit this Power of Attorney to be filed, as an exhibit to a registration statement or amendment to a registration statement of any or all Liberty-Stein Roe Funds with the Securities and Exchange Commission and I request that this Power of Attorney then constitutes authority to sign additional amendments and registration statements by virtue of its incorporation by reference into the registration statements and amendments for the Liberty-Stein Roe Funds.

In witness, I have signed this Power of Attorney on this 17th day of October, 2000.



/s/ JOSEPH R. PALOMBO
----------------------
Joseph R. Palombo

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 486 (b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on the 13th day of December, 2000.

                             LIBERTY FLOATING
                             RATE FUND

                             By: STEPHEN E. GIBSON
                             Stephen E. Gibson, President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Title                   Date
------------------------    ---------------------   --------------


STEPHEN E. GIBSON           President               December 13, 2000
Stephen E. Gibson
Principal Executive Officer



JOSEPH R. PALOMBO           Principal Accounting     December 13, 2000
Joseph R. Palombo           and Financial Officer


*JOHN A. BACON JR.           Trustee                 December 13 , 2000
John A. Bacon Jr.

*WILLIAM W. BOYD             Trustee                 December 13, 2000
William W. Boyd

*LINDSAY COOK                Trustee                 December 13, 2000
Lindsay Cook

*DOUGLAS A. HACKER           Trustee                 December 13, 2000
Douglas A. Hacker

*JANET LANGFORD KELLY        Trustee                 December 13, 2000
Janet Langford Kelly

*CHARLES R. NELSON           Trustee                 December 13, 2000
Charles R. Nelson

*THOMAS C. THEOBALD          Trustee                 December 13, 2000
Thomas C. Theobald

*JOSEPH R. PALOMBO            Trustee                December 13, 2000
Joseph R. Palombo

*VINCENT P. PIETROPAOLO
Vincent P. Pietropaolo
Attorney in fact for the Trustees

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the undersigned has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on the 13th day of December, 2000.

                             STEIN ROE FLOATING RATE LIMITED
                                LIABILITY COMPANY


                             By: STEPHEN E. GIBSON
                                Stephen E. Gibson
                                    President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                        Title                   Date
------------------------    ---------------------   --------------


STEPHEN E. GIBSON           President                December 13, 2000
Stephen E. Gibson
Principal Executive Officer

JOSEPH R. PALOMBO           Principal Accounting     December 13, 2000
Joseph R. Palombo           and Financial Officer

*JOHN A. BACON JR.           Manager                 December 13, 2000
John A. Bacon Jr.

*WILLIAM W. BOYD             Manager                 December 13, 2000
William W. Boyd

*LINDSAY COOK                Manager                 December 13, 2000
Lindsay Cook

*DOUGLAS A. HACKER           Manager                 December 13, 2000
Douglas A. Hacker

*JANET LANGFORD KELLY        Manager                 December 13, 2000
Janet Langford Kelly

*CHARLES R. NELSON           Manager                 December 13, 2000
Charles R. Nelson

*THOMAS C. THEOBALD          Manager                 December 13, 2000
Thomas C. Theobald

*JOSEPH R. PALOMBO            Trustee                December 13, 2000
Joseph R. Palombo


*VINCENT P. PIETROPAOLO
Vincent P. Pietropaolo
Attorney in fact for the Managers
 Officer

            LIBERTY FLOATING RATE FUND
            INDEX OF EXHIBITS FILED WITH THIS AMENDMENT

Exhibit
Number    Exhibit
--------  --------------------------------------------------
(a) (3)     Amendment to Agreement and Declaration of Trust
(b) (2)     Amendment to By-Laws
(b) (3)     Amendment to By-Laws

(l)(3)      Opinion of Bell, Boyd & Lloyd

(n)         Consent of PricewaterhouseCoopers LLP